Exhibit 99.2

Almacenes Éxito S.A.

Condensed separate financial statements for interim periods

As of June 30, 2025, and December 31, 2024, and for the six and three-month periods ended June 30, 2025, and 2024

Almacenes Éxito S.A.

Condensed Separate Statement of Financial Position for Interim Periods

As of June 30, 2025, and December 31, 2024,

(Amounts expressed in millions of Colombian pesos)

	Notes	June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	6	789,155	856,675
Trade receivables and other receivables	7	246,842	314,528
Prepayments	8	1,186	13,694
Receivables from related parties	9	95,330	53,633
Inventories, net	10	2,269,565	2,230,260
Financial assets	11	328	4,469
Tax assets	23	594,369	495,669
Assets held for sale	40	2,645	2,645
Total current assets		3,999,420	3,971,573
Non-current assets
Trade receivables and other receivables	7	11,571	13,867
Prepayments	8	8,675	9,622
Receivables from related parties	9	950	-
Financial assets	11	1,818	1,839
Deferred tax assets	23	154,439	176,378
Property, plant and equipment, net	12	1,785,916	1,861,804
Investment property, net	13	63,744	64,177
Rights of use asset, net	14	1,528,874	1,525,968
Other intangible assets, net	15	162,128	171,861
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,752,412	4,653,658
Other assets		398	398
Total non-current assets		9,924,002	9,932,649
Total assets		13,923,422	13,904,222

Current liabilities
Loans, borrowings, and other financial liability	19	1,708,946	1,553,175
Employee benefits	20	4,455	3,336
Provisions	21	14,843	33,397
Payables to related parties	9	143,361	114,552
Trade payables and other payable	22	2,963,939	3,129,255
Lease liabilities	14	292,892	315,308
Tax liabilities	23	66,576	108,668
Other financial liabilities	24	194,024	161,672
Other liabilities	25	110,331	172,002
Total current liabilities		5,499,367	5,591,365
Non-current liabilities
Loans, borrowings, and other financial liability	19	32,259	128,672
Employee benefits	20	16,186	16,186
Provisions	21	13,435	13,843
Trade payables and other payables	22	1,680	22,195
Lease liabilities	14	1,475,115	1,443,071
Other liabilities	25	349	378
Total non-current liabilities		1,539,024	1,624,345
Total liabilities		7,038,391	7,215,710

Equity
Issued share capital	26	4,482	4,482
Reserves	26	1,518,855	1,491,467
Other equity components		5,361,694	5,192,563
Total equity		6,885,031	6,688,512
Total liabilities and equity		13,923,422	13,904,222

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of profit of loss for Interim Periods

For the six and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Continuing operations
Revenue from contracts with customers	27	7,754,391	7,436,250	3,838,013	3,601,660
Cost of sales	10	(6,197,811)	(5,956,142)	(3,053,911)	(2,883,206)
Gross profit		1,556,580	1,480,108	784,102	718,454

Distribution, administrative and selling expenses	28	(1,405,718)	(1,481,080)	(669,678)	(720,435)
Other operating revenue	30	22,403	24,695	13,685	20,338
Other operating expenses	30	(1,004)	(48,732)	(884)	(17,347)
Other (loss) income, net	30	7,412	(2,957)	1,089	803
Operating profit (loss)		179,673	(27,966)	128,314	1,813

Financial income	31	39,680	61,803	16,615	(255)
Financial cost	31	(200,582)	(277,546)	(96,517)	(107,844)
Share of profit in associates and joint ventures	32	243,044	101,232	124,925	41,215
Profit (loss) before income tax from continuing operations		261,815	(142,477)	173,337	(65,071)
Income tax (expense)	23	(21,803)	85,879	(26,472)	46,336
Profit for the year		240,012	(56,598)	146,865	(18,735)

Earnings per share (*)
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	184.93	(43.61)	113.16	(14.44)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Comprehensive Income for Interim Periods

For the six and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024

Net profit (loss) for the period		240,012	(56,598)	146,865	(18,735)

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value through other comprehensive Income	26	(78)	(399)	7	(126)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(78)	(399)	7	(126)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	26	(208,393)	101,618	(86,869)	58,928
Gain from cash flow hedge	26	1,484	2,683	(364)	(214)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(206,909)	104,301	(87,233)	58,714
Total other comprehensive income		(206,987)	103,902	(87,226)	58,588
Total comprehensive income		33,025	47,304	59,639	39,853

Earnings per share
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	25.45	36.45	45.95	30.71

(*)	Amounts expressed in Colombian pesos.

(1)	Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Changes in Equity for Interim Periods

As of June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares reacquired	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total equity
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)
Balance on December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(56,598)	-	(56,598)
Other comprehensive income	-	-	-	-	-	-	-	-	-	137,852	-	-	137,852
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	10	10
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	486,751	486,751
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(33,950)	-	(15,782)	(49,732)
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(358)	-	(463)
Balance on June 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,200,144)	351,379	2,381,786	6,552,968

Balance on December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)
Net profit	-	-	-	-	-	-	-	-	-	-	240,012	-	240,012
Other comprehensive income	-	-	-	-	-	-	-	-	-	(205,083)	-	-	(205,083)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	8	8
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	139,071	139,071
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(1,904)	-	51,040	49,136
Other movements	-	-	-	-	-	-	-	-	-	-	773	-	773
Balance on June 30, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,513,991)	650,210	2,701,499	6,885,031

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Cash Flows for Interim Periods

For the periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024 (1)
Operating activities
Profit (loss) for the year		240,012	(56,598)
Adjustments to reconcile profit for the year
Current income tax	23	(136)	1,554
Deferred tax	23	21,939	(87,433)
Interest, loans and lease expenses	31	155,145	176,233
Losses (gain) due to difference in unrealized exchange (1)		(14,468)	22,868
Losses (gains) on fair valuation of derivative financial instruments	31	9,636	(20,322)
Expected credit loss, net	7.1	533	3,045
Impairment of property, plant and equipment and investment property, net	10.1	(10,731)	5,626
Employee benefit provisions	20	1,119	1,119
Provisions and reversals	21	(3,751)	30,735
Depreciation of property, plant and equipment, right of use asset and investment property	12; 13; 14	260,961	264,438
Amortization of other intangible assets	15	12,440	13,254
Share of profit from equity method investments	32	(243,044)	(101,232)
(Gains) losses on disposal and retirement of property, plant and equipment, intangibles, investment properties, right-of-use assets, and other assets		(7,411)	3,151
Operating result before changes in working capital		422,244	256,438
Decrease (increase) in trade receivables and other receivables		66,291	65,619
Decrease (Increase) in prepayments		13,455	15,366
Decrease (increase) in receivables from related parties		(41,612)	9,025
(Increase)decrease in inventories		(28,574)	(243,527)
Decrease in tax assets		33,568	28,961
Payments in other provisions	21	(15,211)	(32,917)
(Decrease) increase in trade payables and other accounts payable		(155,197)	(622,312)
Increase (Decrease) in accounts payable to related parties		29,452	(125,588)
(Decrease) in tax liabilities		(42,092)	(40,598)
(Decrease) in other liabilities		(61,636)	(67,490)
Income tax, net		(129,231)	(130,483)
Net cash flows (used in) from operating activities		91,457	(887,506)
Investing activities
Contributions to and returns from subsidiaries and joint ventures		43,498	45,152
Acquisition of property, plant and equipment	12.1	(41,423)	(72,669)
Acquisition of other intangible assets	15	(873)	(6,524)
Proceeds of the sale of property, plant and equipment		7,290	1,797
Dividends received		79,704	44,186
Net cash flows provided by investing activities		88,196	11,942
Financing activities
Cash flows from changes in ownership interests of subsidiaries that do not result in loss of control		-	15
Payments made for financial assets		21	52
Payments received from collections on behalf of third parties		26,451	110,756
Proceeds from loans and borrowings	19	413,400	1,000,000
Payments of loans and borrowings	19	(346,080)	(87,680)
Payments of interest of loans and borrowings	19	(85,980)	(76,432)
Lease liabilities paid	14.2	(150,876)	(147,371)
Interest in lease liabilities paid	14.2	(76,702)	(75,014)
Dividends paid		(27,407)	(7,577)
Net cash flows (used in) provided by financing activities		(247,173)	716,749
Net decrease (increase) in cash and cash equivalents		(67,520)	(158,815)
Cash and cash equivalents at the beginning of period	6	856,675	980,624
Cash and cash equivalents at the end of period	6	789,155	821,809

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

(1) Some figures in the June 2024 financial statements have been disaggregated, providing users with greater detail. The Company’s management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

Note 1. General information

Almacenes Éxito S.A. (hereinafter, the Company) was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company’s duration is set to expire on December 31, 2150

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; it is a foreign issuer at the Brazilian Securities and Exchange Commission (CVM) and it is also a foreign issuer at the U.S. Securities and Exchange Commission (SEC).

The issuance of the condensed separate financial statements for the interim periods as of June 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated August 12, 2025.

The Company’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.

-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.

-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.

-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.

-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.

-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets

-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of June 30, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

Note 2. Preparation bases and other material accounting policies

The separate financial statements as of December 31, 2024, and the condensed separate financial statements for the interim periods as of June 30, 2025, and for the periods ended June 30, 2025, and June 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, “Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance,” along with the other amending decrees.

The condensed separate financial statements for the interim periods ended June 30, 2025, and June 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS. The notes to these condensed interim separate financial statements do not provide non-significant updates to the information provided in the notes to the separate financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito’s financial position and operating performance since December 31, 2024, and to update the information presented in the separate financial statements as of December 31, 2024.

The separate financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

The Company has prepared separate financial statements on the basis that it will continue as a going concern.

Note 3. Accounting policies

The condensed separate financial statements for the interim periods as of June 30, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the separate financial statements as of December 31, 2024, which are duly disclosed in the separate financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 4.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the separate financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Note 4. Regulatory changes

Note 4.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Company

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Note 4.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals.

b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

IFRS 18 - Presentation and Disclosure in the Financial Statements
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

It is estimated that no significant impacts will arise from the application of this IFRS.

Standard	Description	Impact

A subsidiary applies IFRS 19 if and only if:

a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b. The subsidiary’s immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of these amendments.
Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.

It is estimated that no significant impacts will arise from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments.

Key aspects of this amendment include:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that no significant impacts will arise from the application of these amendments.

Standard	Description	Impact
IFRS S1 - General requirements for sustainability-related financial disclosures.	The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as ’sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.’ The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.

IFRS S2 - Climate-related Disclosures.	The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as ‘climate-related information’). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.

Note 5. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares (“BDRs”), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

On July 16, 2025, a request was submitted to the Brazilian Securities and Exchange Commission (“CVM”) for the cancellation of the Company’s registration as a foreign issuer, category “A,” (“BDRs Program”).

On August 4, 2025, the Company informed the market that the CVM had approved the cancellation of its registration as a foreign issuer in category “A” (“BDR Program”).

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange (“NYSE”) took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

A change in the Company’s shareholder composition occurred as a result of the exit of JPMorgan Chase Bank NA FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	Jun 30, 2025	December 31, 2024
Cash in hand and at banks	699,087	743,526
High liquidity funds (1)	65,489	3,614
Certificates of deposit and securities (2)	23,088	108,101
Funds	1,491	1,434
Total cash and cash equivalents	789,155	856,675

(1)	The balance is as follows:

	June 30, 2025	December 31, 2024
Credicorp Capital	18,107	125
BBVA Asset S.A.	18,053	233
Fondo de Inversión Colectiva Abierta Occirenta	11,099	604
Corredores Davivienda S.A.	9,896	1,917
Fiduciaria Bogota S.A.	4,273	188
Fiducolombia S.A.	4,057	547
Skandia Fiduciaria S.A.	4	-
Total high liquidity funds	65,489	3,614

The increase corresponds to new fiduciary rights to be used in the Company’s operations.

(2)	The balance corresponds to treasury bills (TES) $23,088.

As of June 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $2,142 (June 30, 2024 - $1,952), which were recognized as financial income, as detailed in Note 31.

As of June 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or liens that limit their availability.

Note 7. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables (Note 7.1)	113,429	180,937
Other accounts receivable (Note 7.2)	144,984	147,458
Total trade receivables and other receivables	258,413	328,395
Current	246,842	314,528
Non-Current	11,571	13,867

Note 7.1. Trade receivables

The balance of trade receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables	96,123	162,305
Sale of real-estate project inventories (1)	10,852	10,800
Rentals and dealers	4,938	5,865
Net investment in leases	4,183	5,509
Employee funds and lending	1,019	514
Allowance for expected credit loss	(3,686)	(4,056)
Total trade receivables	113,429	180,937

(1)	The balance corresponds to the long-term sales of the Copacabana real estate project.

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period’s results. During the period ended June 30, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $533 (June 30, 2024 - expense of $3,045).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	4,160
Additions (Note 28)	9,686
Reversal of allowance for expected credit losses (Note 30)	(6,641)
Write-off of receivables	(716)
Balance as of June 30, 2024	6,489

Balance as of December 31, 2024	4,056
Additions (Note 28)	7,602
Reversal of allowance for expected credit losses (Note 30)	(7,069)
Write-off of receivables	(903)
Balance as of June 30, 2025	3,686

Note 7.2. Other receivables

The balance of other accounts receivable is as follows:

	June 30, 2025	December 31, 2024
Business agreements (1)	87,966	71,989
Recoverable taxes (2)	16,717	21,194
Money remittances	12,306	8,858
Loans or advances to employees	11,758	33,278
Sale of property, plant, and equipment (3)	7,296	353
Money transfer services	1,266	1,575
Other receivables	7,675	10,211
Total other receivables	144,984	147,458

(1)	The variation mainly corresponds to the increase in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $10,431. Additionally, there was an increase in the accounts receivable from the Colombia Real Estate Private Equity Fund due to the renegotiation of several lease payments, amounting to $5,294.

(2)	The decrease mainly corresponds to the offsetting of the VAT credit balance.

(3)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
June 30, 2025	262,099	249,391	727	97	11,884
December 31, 2024	332,451	317,623	523	438	13,867

Note 8. Prepayments

The balance of prepayments is as follows:

	June 30, 2025	December 31, 2024
Lease payments (1)	9,013	9,996
Insurance (2)	610	11,506
Maintenance	115	1,088
Other prepayments	123	726
Total prepayments	9,861	23,316
Current	1,186	13,694
Non-current	8,675	9,622

(1)	Corresponde a los arrendamientos pagados por anticipado de los siguientes inmuebles:

	June 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	2,737	2,856
Proyecto Arábica	-	36
Total leases	9,013	9,996

(2)	The decrease is due to the completion of the amortization of the company’s multi-risk insurance policy, which was valid until June 2025

Note 9. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación El Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Cama Comercial Group. Corp.;

Note 9.1. Significant agreements

Transactions with related parties primarily refer to transactions between the Company and its subsidiaries, joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards inside and outside the Company’s stores, and (iii) the use of other financial services agreed upon between the parties within the Company’s stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition of telephony plans and contract for the provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Contracts for transportation services; contracts for the sale of merchandise, administrative services, and expense reimbursement.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts for the provision of energy marketing services.

-	Éxito Industrias S.A.S.: Contracts for property leasing and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for expense reimbursements and administrative services.

-	Patrimonio Autónomo Viva Malls: Contract for property leasing, administrative services, and expense reimbursement.

-	Marketplace Internacional Éxito y Servicios S.A.S.: Software usage license and contract for the provision of “Éxito referrals” services.

Note 9.2. Transactions with related parties

Transactions with related parties refer to income from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of June 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Subsidiaries (1)	32,553	31,536	16,727	14,687
Joint ventures (2)	24,457	27,416	10,402	11,687
Other related parties (3)	721	-	424	-
Total	57,731	58,952	27,553	26,374

(1)	The revenues correspond to the provision of administrative services to Éxito Industrias S.A.S., Almacenes Éxito Inversiones S.A.S., Transacciones Energéticas S.A.S. E.S.P., Logística, Transporte y Servicios Asociados S.A.S., and Patrimonios Autónomos, as well as to the leasing of real estate to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Patrimonios Autónomos	19,531	18,341	10,083	8,229
Almacenes Éxito Inversiones S.A.S.	10,615	10,398	5,390	5,205
Logística, Transporte y Servicios Asociados S.A.S.	1,284	1,279	680	546
Éxito Viajes y Turismo S.A.S.	646	803	326	369
Éxito Industrias S.A.S.	413	612	215	301
Transacciones Energéticas S.A.S. E.S.P.	64	103	33	37
Total	32,553	31,536	16,727	14,687

(2)	The amount of revenue with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.
Recovery of commercial activations	19,388	20,995	7,634	8,419
Yields from bonds, coupons, and energy	2,660	3,233	1,530	1,892
Real estate leases	2,068	2,165	1,056	1,082
Services	43	323	26	93
Total	24,159	26,716	10,246	11,486

Puntos Colombia S.A.S.
Services	31	318	28	54

Sara ANV S.A.
Personnel payroll reimbursement	267	382	128	147

Total revenue	24,457	27,416	10,402	11,687

(3)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Subsidiaries (1)	196,371	193,789	99,556	95,947
Joint ventures (2)	59,435	56,168	29,213	27,868
Key management personnel (3)	10,381	39,521	2,701	6,496
Members of the Board	88	443	51	40
Other related parties	14	-	-	-
Total	266,289	289,921	131,521	130,351

(1)	The costs and expenses mainly correspond to purchases of merchandise and goods for commercialization from Éxito Industrias S.A.S.; transportation services received from Logística, Transporte y Servicios Asociados S.A.S.; leases and property management with Patrimonios Autónomos and Éxito Industrias S.A.S.; royalty expenses for the use of trademarks with Éxito Industrias S.A.S.; the purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods, and reimbursements from other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Logística, Transporte y Servicios Asociados S.A.S.	100,451	96,183	51,090	47,011
Patrimonios Autónomos	54,833	54,838	26,407	26,534
Éxito Industrias S.A.S.	29,846	31,826	16,425	16,896
Almacenes Éxito Inversiones S.A.S.	9,655	9,107	4,987	4,618
Transacciones Energéticas S.A.S. E.S.P.	1,083	997	613	469
Marketplace Internacional Exito y Servicios S.A.S.	434	686	-	381
Éxito Viajes y Turismo S.A.S.	69	152	34	38
Total	196,371	193,789	99,556	95,947

(2)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	4,648	6,007	2,092	2,750

Puntos Colombia S.A.S.
Cost of customer loyalty program	54,787	50,161	27,121	25,118

Total costs and expenses	59,435	56,168	29,213	27,868

(3)	The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Short-term employee benefits	10,108	39,138	2,578	6,325
Post-employment benefits	273	383	123	171
Total	10,381	39,521	2,701	6,496

Note 9.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Subsidiaries (1)	50,168	16,123	-	-
Joint ventures (2)	44,757	37,504	950	-
Other related parties (3)	405	6	-	-
Total	95,330	53,633	950	-
Current	95,330	53,633	-	-
Non-current	-	-	950	-

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of receivables for each subsidiary is as follows:

	June 30, 2025	December 31, 2024
Patrimonios Autónomos (a)	48,551	3,746
Almacenes Éxito Inversiones S.A.S.	703	844
Libertad S.A.	399	10,206
Logística, Transporte y Servicios Asociados S.A.S.	187	279
Éxito Viajes y Turismo S.A.S.	142	150
Transacciones Energéticas S.A.S. E.S.P.	120	35
Éxito Industrias S.A.S.	66	811
Marketplace Internacional Exito y Servicios S.A.S.	-	52
Total receivables subsidiaries	50,168	16,123

(a)	Includes $37,873 (2024 - $496) of declared dividends.

-	The balance of receivables from subsidiaries corresponds to the following items:

	June 30, 2025	December 31, 2024
Collection of declared dividends	37,873	496
Administrative services	4,090	1,578
Strategic direction services	399	10,206
Expense reimbursement	272	516
Other services	7,534	3,327
Total receivables subsidiaries	50,168	16,123

(2)	The balances correspond to the following joint ventures and the following items:

-	The balance of receivables for each joint venture is as follows:

	June 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	550	3,350
Other services	14,592	1,252
Total	15,142	4,602

Puntos Colombia S.A.S.
Redemption of points	29,524	32,849

Sara ANV S.A.
Other services	91	53

Total receivables	44,757	37,504

-	Other non-financial assets:

The balance of $950 as of June 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(3)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 9.4. Payables to related parties

The balance of payables to related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (1)	103,832	70,872
Joint ventures (2)	39,529	43,680
Total payables	143,361	114,552

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of payables for each subsidiary is as follows:

	June 30, 2025	December 31, 2024
Éxito Industrias S.A.	72,670	41,428
Logística, Transporte y Servicios Asociados S.A.S.	14,828	14,162
Almacenes Éxito Inversiones S.A.S.	6,781	4,731
Patrimonios Autónomos	4,758	5,416
Transacciones Energéticas S.A.S. E.S.P.	4,729	4,821
Éxito Viajes y Turismo S.A.S.	66	14
Marketplace Internacional Exito y Servicios S.A.S.	-	300
Total payables subsidiaries	103,832	70,872

-	The balance of payables to subsidiaries corresponds to the following items:

	June 30, 2025	December 31, 2024
Purchase of assets and inventories	62,718	14,097
Transportation services	14,828	14,070
Lease of real estate	7,377	3,746
Mobile recharge collection service	6,193	4,602
Energy services	4,663	4,794
Purchase of tourist packages	66	14
Other services received	7,987	29,549
Total payables subsidiaries	103,832	70,872

(2)	The balance of payables for each joint venture is as follows:

	June 30, 2025	December 31, 2024
Puntos Colombia S.A.S. (a)	39,178	43,648
Compañía de Financiamiento Tuya S.A.	351	32
Total payables joint ventures	39,529	43,680

(a)	It corresponds to the issuance of points (accumulations) issued.

Note 9.5. Lease liabilities with related parties

The balance of lease liability with related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (Note 14.2)	442,364	453,404
Current	46,767	58,344
Non-current	395,597	395,060

The lease liability balance corresponds to the lease agreements entered with the following subsidiaries:

	June 30, 2025	December 31, 2024
Subsidiaries (Patrimonios Autónomos) (Note 14.2)	442,364	453,404

Note 9.6. Other financial liabilities with related parties

The balance of other financial liabilities with related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (1)	95,774	126,367
Joint ventures (2)	28,213	11,973
Total other financial liabilities	123,987	138,340

(1)	It corresponds to the money collected from the subsidiaries within the ‘in-house cash’ centralized treasury program (Note 24)

(2)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and Cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	June 30, 2025	December 31, 2024
Inventories, net (1)	2,164,584	2,138,916
Inventories in transit	50,627	25,596
Raw materials	34,414	42,074
Real estate project inventories (2)	13,716	16,941
Materials, spares, accessories and consumable packaging	6,224	6,733
Total inventories, net	2,269,565	2,230,260

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	5,626
Balance as of June 30, 2024	23,573

Balance as of December 31, 2024	28,271
Reversal of loss recognized during the period (Note 10.2.)	(10,731)
Balance as of June 30, 2025	17,540

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of June 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 10.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Cost of goods sold (1)	7,001,765	6,694,806	3,445,968	3,239,591
Trade discounts and purchase rebates	(1,173,655)	(1,108,482)	(586,321)	(544,032)
Logistics costs (2)	277,581	285,689	140,229	138,243
Damage and loss	102,851	78,503	52,644	46,551
(Gain) loss recognized during the period (Note 10.1)	(10,731)	5,626	1,391	2,853
Total cost of sales	6,197,811	5,956,142	3,053,911	2,883,206

(1)	For the period ended June 30, 2025, it includes $15,272 of depreciation and amortization costs (June 30, 2024 - $14,415).

(2)	The balance is composed of the following items:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits	161,764	160,415	80,866	79,799
Services	74,909	88,711	39,002	40,287
Depreciations and amortizations	33,771	33,286	16,826	16,729
Leases	4,585	812	2,244	287
Upload and download operators	2,552	2,465	1,291	1,141
Total logistics costs	277,581	285,689	140,229	138,243

Note 11. Financial assets

The balance of financial assets is as follows:

	June 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	1,437	1,437
Financial assets measured at fair value through profit or loss	381	402
Derivative financial instruments (2)	328	4,469
Total financial assets	2,146	6,308
Current	328	4,469
Non-current	1,818	1,839

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	June 30, 2025	December 31, 2024
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	1,437	1,437

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,241.84 1 EUR / $4,797.09	MUSD / $3.451 MEUR / $2.370	328

The details of the maturity dates of these instruments as of June 30, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	152	143	33	-	-	328

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

As of June 30, 2025, and December 31, 2024, the financial assets are free from restrictions or encumbrances that limit their marketability or realizability.

As of June 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 12. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	June 30, 2025	December 31, 2024
Land	442,358	442,358
Buildings	956,334	954,767
Machinery and equipment	914,675	906,455
Furniture and fixtures	566,017	565,762
Assets under construction	12,366	6,660
Improvements to third-party properties	455,771	454,096
Vehicles	7,491	7,498
Computers	293,563	294,735
Others	289	289
Total property, plant and equipment, gross	3,648,864	3,632,620
Accumulated depreciation	(1,862,948)	(1,770,816)
Total property, plant and equipment, net	1,785,916	1,861,804

The movements in the cost of property, plant, and equipment and in its depreciation during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	23,074	7,617	-	7,046	110	3,699	-	41,546
(Disposals and withdrawals)	(151)	-	(12,137)	(1,916)	(54)	(8,692)	(10)	(826)	-	(23,786)
Decrease (Increase) from movements between property, plant and equipment accounts	-	-	-	-	(324)	324	-	-	-	-
(Decreases) by transfer to other balance sheet accounts – Tax assets	-	-	(3,041)	(1,127)	(106)	(408)	-	(574)	-	(5,256)
Balance as of June 30, 2024	445,118	960,056	889,628	544,439	5,655	455,840	7,684	295,896	289	3,604,605

Balance as of December 31, 2024	442,358	954,767	906,455	565,762	6,660	454,096	7,498	294,735	289	3,632,620
Additions	-	1,567	14,940	2,615	5,898	3,694	-	683	-	29,397
(Disposals and withdrawals)	-	-	(4,766)	(1,970)	-	(1,721)	(7)	(1,784)	-	(10,248)
(Decreases) by transfer to other balance sheet accounts – Tax assets	-	-	(1,954)	(390)	(192)	(298)	-	(71)	-	(2,905)
Balance as of June 30, 2025	442,358	956,334	914,675	566,017	12,366	455,771	7,491	293,563	289	3,648,864

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	14,340	34,269	23,106	17,835	152	16,786	-	106,488
(Disposals and withdrawals)	-	(9,807)	(1,768)	(5,694)	(10)	(823)	-	(18,102)
Balance as of June 30, 2024	270,613	537,364	403,447	270,909	7,268	197,290	4	1,686,895

Balance as of December 31, 2024	282,916	565,118	422,651	282,791	7,222	210,114	4	1,770,816
Depreciation	14,301	33,337	21,205	16,049	58	15,866	-	100,816
(Disposals and withdrawals)	-	(4,001)	(1,818)	(1,079)	(7)	(1,779)	-	(8,684)
Balance as of June 30, 2025	297,217	594,454	442,038	297,761	7,273	224,201	4	1,862,948

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by the Company’s management, and on which the costs directly attributed to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as the Company’s evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of June 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of June 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of June 30, 2025, and December 31, 2024, the Company holds insurance policies covering the risk of loss on these assets.

Note 12.1. Additions to property, plant and equipment for cash flow presentation purposes.

	January 1 to June 30, 2025	January 1 to June 30, 2024
Additions	29,397	41,546
Financing of property, plant, and equipment – Additions	(45,488)	(85,438)
Financing of property, plant, and equipment – Payments	57,514	116,561
Acquisition of property, plant and equipment in cash	41,423	72,669

Note 13. Investment properties

The Company’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	June 30, 2025	December 31, 2024
Land	42,801	42,801
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,227	73,227
Accumulated depreciation	(9,421)	(8,988)
Impairment	(62)	(62)
Total investment properties, net	63,744	64,177

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Accumulated depreciation	Buildings
Balance as of December 31, 2023	8,123
Depreciation	434
Balance as of June 30, 2024	8,557

Balance as of December 31, 2024	8,988
Depreciation	433
Balance as of June 30, 2025	9,421

As of June 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of June 30, 2025, and December 31, 2024, the Company has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 14. Leases

Nota 14.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	June 30, 2025	December 31, 2024
Right-of-use assets	3,573,927	3,444,970
Accumulated depreciation	(2,045,053)	(1,919,002)
Total right-of-use assets, net	1,528,874	1,525,968

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	3,203,928
Increase from new contracts	16,531
Remeasurements from existing contracts (1)	133,313
Derecognition, reversal and disposal (2)	(28,126)
Others	(580)
Balance as of June 30, 2024	3,325,066

Balance as of December 31, 2024	3,444,970
Increase from new contracts	3,233
Remeasurements from existing contracts (1)	158,533
Derecognition, reversal and disposal (2)	(33,661)
Others	852
Balance as of June 30, 2025	3,573,927
Accumulated depreciation
Balance as of December 31, 2023	1,647,077
Depreciation	157,516
Derecognition and disposal (2)	(28,126)
Balance as of June 30, 2024	1,776,467

Balance as of December 31, 2024	1,919,002
Depreciation	159,712
Derecognition and disposal (2)	(33,661)
Balance as of June 30, 2025	2,045,053

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	June 30, 2025	December 31, 2024
Buildings	3,573,927	3,444,970
Total cost of right-of-use assets	3,573,927	3,444,970

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	June 30, 2025	December 31, 2024
Buildings	2,045,053	1,919,002
Total accumulated depreciation of right-of-use assets	2,045,053	1,919,002

The depreciation expense by underlying asset class is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Buildings	159,712	156,687	76,968	78,735
Vehicles	-	289	-	142
Equipment	-	540	-	237
Total depreciation expense	159,712	157,516	76,968	79,114

The Company is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of June 30, 2025, the average remaining term of the lease contracts is 14 years (December 31, 2024 – 13 years), which is also the average remaining depreciation term of the right-of-use assets.

Note 14.2 Lease liabilities

The balance of the lease liability is as follows:

	June 30, 2025	December 31, 2024
Lease liabilities (1)	1,768,007	1,758,379
Current	292,892	315,308
Non-current	1,475,115	1,443,071

(1)	Includes $442,364 (December 31, 2024 - $453,404) of lease liability contracted with related parties (Note 9.5).

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,771,142
Increase due to new contracts	16,531
Accrued interest	74,680
Remeasurements from existing contracts	133,313
Write-off, reversal, and disposal	(1,117)
Payment of lease liabilities	(147,371)
Interest payments on lease liabilities	(75,014)
Balance as of June 30, 2024	1,772,164

Balance as of December 31, 2024	1,758,379
Increase due to new contracts	3,233
Accrued interest	77,127
Remeasurements from existing contracts	158,533
Write-off, reversal, and disposal	(1,687)
Payment of lease liabilities	(150,876)
Interest payments on lease liabilities	(76,702)
Balance as of June 30, 2025	1,768,007

Below are the future lease liability payments as of June 30, 2025:

Up to one year	430,350
From 1 to 5 years	1,116,084
More than 5 years	1,158,469
Minimum installments for lease liabilities (*)	2,704,903
Future financing (expenses)	(936,896)
Total minimum net installments for lease liabilities	1,768,007

(*)	This amount includes principal and interest.

Note 15. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	June 30, 2025	December 31, 2024
Trademarks	86,433	86,433
Computer software	173,902	178,249
Rights	20,491	20,491
Others	22	22
Total cost of other intangible assets	280,848	285,195
Accumulated amortization	(118,720)	(113,334)
Total other intangible assets, net	162,128	171,861

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	6,518	-	-	6,524
(Disposals and derecognition)	-	(6,060)	-	-	(6,060)
Balance as of June 30, 2024	86,433	239,951	20,491	22	346,897

Balance as of December 31, 2024	86,433	178,249	20,491	22	285,195
Additions	-	873	-	-	873
(Disposals and derecognition)	-	(7,054)	-	-	(7,054)
Other movements (a)	-	1,834	-	-	1,834
Balance as of June 30, 2025	86,433	173,902	20,491	22	280,848

(a)	As part of the liquidation process of the subsidiary Marketplace Internacional Éxito y Servicios S.A.S., its technological platform “SELLER” was transferred to the Company as a return of capital contributions.

Accumulated amortization	Computer software
Balance as of December 31, 2023	156,087
Amortization	13,254
(Disposals and derecognition)	(5,679)
Balance as of June 30, 2024	163,662

Balance as of December 31, 2024	113,334
Amortization	12,440
(Disposals and derecognition)	(7,054)
Balance as of June 30, 2025	118,720

(1)	This corresponds to the Surtimax brand received from the merger with Carulla Vivero S.A. for $17,427, the Súper Ínter brand acquired in the business combination with Comercializadora Giraldo Gómez y Cía. S.A. for $63,704, the Taeq brand for $5,296 and the Finlandek brand for $6.

These brands have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

As of June 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	June 30, 2025	December 31, 2024
Retail trade	1,454,094	1,454,094
Impairment loss	(1,017)	(1,017)
Total goodwill	1,453,077	1,453,077

The company has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Goodwill has an indefinite useful life due to the Company’s intended use of it, therefore, it is not amortized.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	June 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	Subsidiary	2,163,849	1,969,374
Onper Investment 2015 S.L.	Subsidiary	1,011,076	1,131,442
Patrimonio Autónomo Viva Malls	Subsidiary	999,009	1,007,236
Compañía de Financiamiento Tuya S.A.	Joint venture	291,432	271,548
Éxito Industrias S.A.S.	Subsidiary	208,342	197,180
Puntos Colombia S.A.S.	Joint venture	23,227	17,691
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	20,869	23,961
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	15,995	4,861
Almacenes Éxito Inversiones S.A.S.	Subsidiary	6,800	9,313
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Éxito Viajes y Turismo S.A.S.	Subsidiary	3,719	6,134
Patrimonio Autónomo Iwana	Subsidiary	2,576	2,659
Sara ANV S.A.	Joint venture	973	1,981
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	420	414
Marketplace Internacional Éxito y Servicios S.A.S. liquidated (a)	Subsidiary	146	5,887
Gestión y Logistica S.A.	Subsidiary	129	127
Total investments accounted for using the equity method		4,752,412	4,653,658

(a)	On April 11, 2025, the General Shareholders’ Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidated, and this was recorded in the Company’s Certificate of Incorporation and Legal Representation on May 15, 2025.

There are no restrictions on the ability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or the reimbursement of loans or advances made.

The Company has no contingent liabilities incurred in connection with its interests in these investments.

The Company does not have implicit obligations acquired on behalf of investments accounted for using the equity method, resulting from losses exceeding the investment held.

The investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the separate financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	4,091,366
Capital increases (reduction), net	(20,650)
Share of income (Note 32)	101,232
Share in equity movements	571,726
Declared dividends	(59,456)
Balance as of June 30, 2024	4,684,218

Balance as of December 31, 2024	4,653,658
Capital increases (reduction), net	(47,001)
Share of income (Note 32)	243,044
Share in equity movements	(17,585)
Declared dividends	(79,704)
Balance as of June 30, 2025	4,752,412

Note 18. Non-cash transactions

During the periods ended on June 30, 2025, and June 30, 2024, the Company had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 12.1 and 14, respectively.

Note 19. Loans and borrowings

The balance of loans and borrowings is as follows:

	June 30, 2025	December 31, 2024
Bank loans	1,741,205	1,681,847
Current	1,708,946	1,553,175
Non-current	32,259	128,672

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	815,518
Proceeds from loans and borrowings	1,000,000
Increases from revaluations and interest	101,553
Repayments of loans and borrowings	(87,680)
Payments of interest on loans and borrowings	(76,432)
Balance as of June 30, 2024	1,752,959

Balance as of December 31, 2024 (1)	1,681,847
Proceeds from loans and borrowings (2)	413,400
Increases from revaluations and interest	78,018
Repayments of loans and borrowings (3)	(346,080)
Payments of interest on loans and borrowings	(85,980)
Balance as of June 30, 2025	1,741,205

(1)	As of December 31, 2024, the balance corresponds to $60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024.

(2)	The Company requested disbursements of $50,000 from the bilateral loan agreement signed on February 7, 2025; $35,000 from the bilateral loan agreement signed on February 21, 2025; $50,000 from the bilateral loan agreement signed on April 15, 2025; $83,400 from the bilateral loan agreement signed on April 28, 2025; $95,000 from the bilateral loan agreement signed on May 2, 2025; and $100,000 from the bilateral loan agreement signed on May 15, 2025.

(3)	During the period ended June 30, 2025, the Company paid $12,084 under the bilateral loan agreement signed on March 27, 2020; $25,000 under the bilateral loan agreements signed on August 30, 2023; $50,000 under the bilateral loan agreement signed on August 6, 2024; $100,000 under the bilateral revolving credit agreement signed on February 25, 2022; $17,271 and $91,725 under two bilateral loan agreements signed on March 26, 2021; and $50,000 under the bilateral loan agreement signed on April 15, 2025

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of June 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of June 30, 2025, the Company has no unused credit lines.

The following are the annual maturities of outstanding non-current loans and borrowings as of June 30, 2025, discounted to present value (amortized cost):

Year	Total
2027	16,882
2028	15,377
32,259

Covenants

Under the credit and loan agreements, the Company is required to comply with the following financial covenants: while payment obligations under the agreements signed on March 27, 2020, remain outstanding, the Company must maintain a maximum leverage ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the Company’s separate and audited financial statements for each fiscal year.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, the Company is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

Note 20. Employee benefits

The balance of employee benefits is as follows:

	June 30, 2025	December 31, 2024
Defined benefit plans	18,889	17,887
Long-term benefit plan	1,752	1,635
Total employee benefits	20,641	19,522
Current	4,455	3,336
Non-current	16,186	16,186

Note 21. Provisions

The balance of provisions is as follows:

	June 30, 2025	December 31, 2024
Legal proceedings (1)	13,947	14,621
Restructuring (2)	8,086	19,350
Others	6,245	13,269
Total provisions	28,278	47,240
Current	14,843	33,397
Non-current	13,435	13,843

As of June 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against the Company due to labor and civil litigation, which are calculated based on the best estimate of the disbursement required to settle the obligation as of the date of preparation of the financial statements. The balance is composed of the following:

	June 30, 2025	December 31, 2024
Labor legal proceedings	10,349	10,920
Civil legal proceedings	3,598	3,701
Total legal proceedings	13,947	14,621

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	14,442	242	5,125	8,096	27,905
Increases	1,755	-	29,991	8,237	39,983
Payments	(565)	-	(24,933)	(7,419)	(32,917)
Reversals (not used)	(3,645)	(242)	(1,686)	(3,675)	(9,248)
Balance as of June 30, 2024	11,987	-	8,497	5,239	25,723

Balance as of December 31, 2024	14,621	-	19,350	13,269	47,240
Increases	2,783	-	-	2,532	5,315
Payments	(1,266)	-	(11,264)	(2,681)	(15,211)
Reversals (not used)	(2,191)	-	-	(6,875)	(9,066)
Balance as of June 30, 2025	13,947	-	8,086	6,245	28,278

Note 22. Trade payables and other payables

The balance of trade payables and other accounts is as follows:

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	1,830,283	2,165,933
Payables and other payables - agreements (1)	477,471	501,291
Costs and expenses payable	242,950	248,438
Withholding tax payable (2)	211,714	36,488
Labor liabilities	119,444	120,391
Tax payable	29,134	9,494
Purchase of assets (3)	27,611	41,531
Dividends payable (4)	2,361	2,343
Others	24,651	25,541
Total trade payables and other payables	2,965,619	3,151,450
Current	2,963,939	3,129,255
Non-current	1,680	22,195

(1)	Payables and other payables - agreements

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	428,766	447,414
Payables to other suppliers	48,705	53,877
Total payables and other payable - agreements	477,471	501,291

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with the Company.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, the Company enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to the Company, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	This increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The reduction mainly corresponds to payments made in the first semester of the year to third parties from whom furniture and fixed assets were acquired.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024.

f.	The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

Tax credits

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer’s taxable income under any circumstances.

The movement of the excess presumptive income over the company’s taxable income during the reported period is as follows:

Balance as of December 31, 2023	61,415
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	-
Movement of excess presumptive income against net income for the period	-
Balance as of June 30, 2025	-

As of June 30, 2025, the Company reports tax loss carryforwards of $699,023 (December 31, 2024 – $704,357).

The movement of the company’s tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Adjustment to tax losses from the period	(35,980)
Balance as of December 31, 2024	704,357
Tax losses (gains) generated during the period	(5,334)
Balance as of June 30, 2025	699,023

Finality of tax returns

Starting from 2020, the general term for the finality of tax returns will be 3 years, and for taxpayers required to submit transfer pricing documentation and for returns in which tax losses are generated and offset, the term for finality will be 5 years.

For 2023 through 2026, if there is a 35% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax and complementary tax returns for 2023, 2022, 2021, and 2020, in which tax credits were generated, are subject to review for 5 years from the filing date, considering that the company is subject to the transfer pricing regime. The income tax and complementary tax return for 2019, in which tax losses and tax credit were generated, is subject to review for 5 years from the filing date.

Tax advisors and the Company’s management believe that no additional taxes will be payable, other than those recorded as of June 30, 2025.

The Company has reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The evaluation mentioned has not resulted in any modifications.

Transfer pricing

The Company’s transactions with its parent, subsidiaries, and/or related parties located abroad have been conducted in accordance with the arm’s length principle, as if they were independent parties, as set forth by the provisions established by national tax regulations. Independent advisors carried out the update of the transfer pricing study, required by tax provisions, to demonstrate that transactions with related foreign entities were conducted at market values during the 2025 and 2024 periods. For this purpose, the Company will submit an informational declaration and the study within the deadlines specified by the regulations.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are as follows:

Current tax assets:

	June 30, 2025	December 31, 2024
Income tax credit	392,878	263,820
Tax discounts	152,101	148,902
Tax discounts from taxes paid abroad	5,573	5,562
Total income tax asset	550,552	418,284
Industry and trade tax advances and withholdings	43,817	77,385
Total asset for other taxes	43,817	77,385
Total current tax assets	594,369	495,669

Current tax liabilities

	June 30, 2025	December 31, 2024
Industry and trade tax payable	59,617	103,659
Tax on real estate	6,959	5,009
Total liability for other taxes	66,576	108,668

Note 23.3. Income tax

The reconciliation between accounting (loss) and taxable (loss), and the calculation of the income tax expense are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Profit (loss) before income tax	261,815	(142,477)	173,337	(65,071)
Plus
Non-deductible expenses	18,570	7,301	9,156	(3,689)
Financial transactions tax	3,718	5,376	2,117	1,930
Others (2)	2,062	6,916	1,202	4,553
Minus
IFRS adjustments with no tax impact (1)	(236,324)	(100,922)	(116,897)	(31,159)
Non-taxable dividends received from subsidiaries	(21,089)	(4,242)	-	-
Others (2)	(4,760)	(6,341)	(1,682)	(2,833)
Additional 30% deduction for apprentice salaries (voluntary)	(114)	-	(57)	-
(Loss) Net income	23,878	(234,389)	67,176	(96,269)
Exempt income	-	32,335	-	32,335
(Loss) Net income before compensations	23,878	(266,724)	67,176	(128,604)
Compensations	-	-	-	-
(Loss)Total Net income after compensations	23,878	(266,724)	67,176	(128,604)
Income tax rate	35%	35%	-	35%
Subtotal (expense) current income tax	-	-	-	-
Adjustment with respect to current income tax from previous years (a)	136	(1,554)	136	(974)
Total (expense) current and occasional income tax	136	(1,554)	136	(974)

(1)	The IFRS adjustments with no tax impact correspond to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Other accounting expenses with no tax impact (*)	235,363	230,675	115,252	112,233
Non-taxable dividends from subsidiaries	21,090	4,242	-	-
Accounting provisions	16,890	58,480	8,679	39,519
Higher accounting depreciation over fiscal depreciation, net	4,898	8,290	3,117	3,697
Taxable actuarial calculation	1,081	754	541	540
Non-deductible taxes	(2)	-	-	-
Excess of fiscal personnel expenses over accounting expenses	(1,820)	(53,395)	(524)	(10,847)
Net exchange differences	(4,663)	33,481	1,522	32,683
Other non-taxable accounting (income) expenses, net	(17,366)	(2,762)	(7,615)	(768)
Higher fiscal depreciation over accounting depreciation	(21,496)	(22,245)	(9,773)	(11,023)
Recovery of provisions	(40,630)	(40,657)	(15,354)	(34,934)
Non-accounting fiscal costs, net	(47,436)	(71,167)	(19,874)	(48,438)
Taxable leases	(139,189)	(145,386)	(67,943)	(72,606)
Results under the equity method, net	(243,044)	(101,232)	(124,925)	(41,215)
Total	(236,324)	(100,922)	(116,897)	(31,159)

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2)	The ‘others’ category corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Fines, sanctions, and lawsuits	1,176	448	1,031	224
Special deduction for donations to Food Banks and others	432	2,172	432	2,172
Accounting provision and write-offs of receivables	257	2,776	(413)	757
Taxes assumed and valuation	197	241	152	171
Taxable income - recovery of depreciation on sold fixed assets	-	50	-	-
Deduction for ICA tax paid after the income tax filing	-	1,229	-	1,229
Total	2,062	6,916	1,202	4,553

Recovery of costs and expenses	(2,099)	(3,338)	(407)	(787)
Deduction for hiring personnel with disabilities	(1,765)	(1,275)	(882)	(638)
Non-deductible taxes	(593)	(556)	(90)	(286)
Loss from the sale of fixed assets declared as occasional income	(303)	(1,172)	(303)	(1,122)
Total	(4,760)	(6,341)	(1,682)	(2,833)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
(Loss) gain deferred tax (Nota 23.4)	(21,939)	87,433	(26,608)	47,310
Adjustment in respect of current income tax of prior periods	136	(1,554)	136	(974)
Total income tax	(21,803)	85,879	(26,472)	46,336

Note 23.4. Deferred tax

	June 30, 2025			December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net
Lease liability	618,802	-	618,802	615,431	-	615,431
Tax losses	236,360	-	236,360	246,525	-	246,525
Tax credits	60,098	-	60,098	60,098	-	60,098
Trade and other payables	9,778	-	9,778	2,255	-	2,255
Investment property	-	(38,030)	(38,030)	-	(37,022)	(37,022)
Buildings	-	(108,014)	(108,014)	-	(110,330)	(110,330)
Goodwill	-	(217,728)	(217,728)	-	(217,715)	(217,715)
Rights of use	-	(532,829)	(532,829)	-	(531,670)	(531,670)
Others	143,021	(17,019)	126,002	165,793	(16,987)	148,806
Total	1,068,059	(913,620)	154,439	1,090,102	(913,724)	176,378

The movement of the deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
(Loss) income deferred tax recognized in the period’s income statement	(21,707)	87,433	(27,023)	47,310
(Loss) income deferred tax recognized in the other comprehensive income of the period	(232)	(1,443)	415	117
Total movement of net deferred tax	(21,939)	85,990	(26,608)	47,427

As of June 30, 2025, the value of temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax has been recognized, amounted to $1,546,588 (December 31, 2024 - $1,501,291)

Note 23.5. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the dividend payments in 2025 and 2024 by the Company to its shareholders.

Note 24. Other financial liabilities

The balance of derivative financial instruments and income received for third parties is as follows:

	June 30, 2025	December 31, 2024
Collections on behalf of third parties (1)	186,672	160,220
Derivative financial instruments (2)	6,668	1,174
Derivative financial instruments designated as hedge instruments (3)	684	278
Total derivative instruments and collections on behalf of third parties	194,024	161,672

(1)	The income received for third parties includes amounts received for services in which the Company acts as an agent, such as card collections, collections from subsidiaries within the “in house cash” centralized treasury program, and banking services provided to customers. It includes $123,987 (December 31, 2024 - $138,340) with related parties (Note 9.6). Since the balance associated with this item is not material to the financial statements, the Company has opted not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $42.500 MEUR / $1.270	6,668

The breakdown of the maturity dates of these instruments as of June 30, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	5,865	803	-	-	6,668

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,206.00	5.2MUSD	407	-	684

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	684	-	-	-	-	684

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

The Company has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument
-	The effect of credit risk does not dominate,
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 25. Other liabilities

The balance of other liabilities is as follows:

	June 30, 2025	December 31, 2024
Deferred revenues (1)	109,377	170,359
Advance payments for fixed assets sold (2)	850	832
Advance payments under lease agreements and other projects (3)	349	929
Repurchase coupon	104	100
Instalments received under “plan resérvalo”	-	160
Total other liabilities	110,680	172,380
Current	110,331	172,002
Non-current	349	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

The Company considers deferred revenues in advance as a contractual liability. The movement of these liabilities during the presented period is as follows:

Deferred income
Balance as of December 31, 2023	200,205
Revenue recognized	(67,983)
Balance as of June 30, 2024	132,222

Balance as of December 31, 2024	170,359
Additions	3,771,394
Revenue recognized	(3,832,376)
Balance as of June 30, 2025	109,377

(2)	This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $18.

(3)	It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

Note 26. Shareholders’ equity

Capital and premium on placement of shares

As of June 30, 2025, and December 31, 2024, the authorized capital of the Company is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of June 30, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on the Company’s shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Company’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

-	Occasional reserve: An occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The balance of each component of other comprehensive income and its tax effect is as follows:

	June 30, 2025			June 30, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement of financial assets at fair value through other comprehensive income	(5,413)	-	(5,413)	(4,892)	-	(4,892)	(5,335)	-	(5,335)
Remeasurements of defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)	(3,707)	1,544	(2,163)
Translation exchange differences	(2,502,495)	-	(2,502,495)	(2,187,059)	-	(2,187,059)	(2,294,102)	-	(2,294,102)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	13,634	1,423	15,057	12,882	1,168	14,050	12,150	1,423	13,573
Total other comprehensive accumulated income	(2,516,958)	2,967	(2,513,991)	(2,203,105)	2,961	(2,200,144)	(2,309,971)	2,967	(2,307,004)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales (1)	7,561,764	7,213,231	3,746,757	3,504,742
Service revenue (2)	171,711	190,302	82,860	93,550
Other revenue (3)	20,916	32,717	8,396	3,368
Total revenue from contracts with customers	7,754,391	7,436,250	3,838,013	3,601,660

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales, net of sales returns and rebates	7,557,964	7,210,381	3,746,757	3,504,742
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	7,561,764	7,213,231	3,746,757	3,504,742

(a)	As of June 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of June 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Real estate related income	40,229	41,077	19,891	20,615
Advertising	29,962	35,805	15,301	18,134
Leases	28,612	27,432	14,750	13,836
Lease of physical space	25,258	24,438	14,514	13,053
Commissions (a)	16,228	27,018	2,542	11,645
Administration of real estate	12,573	11,196	6,014	4,775
Transport	6,727	5,731	3,352	2,964
Banking services	6,361	10,721	3,578	5,674
Money transfers	3,558	4,616	1,844	2,097
Others	2,203	2,268	1,074	757
Total service revenue	171,711	190,302	82,860	93,550

(a)	The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3)	Other revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Marketing events	8,340	7,737	3,456	3,702
Collaboration agreements (a)	3,387	5,476	1,609	1,732
Asset utilizations	2,514	4,129	773	1,764
Financial Services	1,715	1,771	805	672
Royalty revenue	1,036	2,450	268	1,291
Real estate projects	916	-	502	-
Technical advisory	778	913	385	422
Use of parking spaces	664	631	334	476
Recovery of other liabilities	71	2,156	28	378
Recovery of provisions	-	3,500	-	-
Recovery of labor liabilities	-	-	-	(7,498)
Others	1,495	3,954	236	429
Total other revenue	20,916	32,717	8,396	3,368

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Redeban S.A.	3,008	2,582	1,500	1,134
Éxito Media	354	1,098	84	508
Alianza Sura	22	378	22	86
Moviired S.A.S.	3	18	3	4
Renting Colombia S.A.	-	1,400	-	-
Total collaboration agreements	3,387	5,476	1,609	1,732

Note 28. Distribution, administrative and selling expenses.

The distribution expenses and the administration and sales expenses are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits (Note 29)	384,983	411,557	187,858	202,693
Depreciation and amortization	224,358	229,991	109,502	114,871
Taxes other than income tax	125,748	122,969	47,378	46,817
Fuels and power	90,462	96,562	45,907	48,519
Repairs and maintenance	72,303	84,553	34,259	42,119
Services	49,983	47,979	20,293	21,730
Security services	39,070	42,530	19,370	21,193
Commissions on debit and credit cards	36,591	38,677	17,484	18,408
Administration of trade premises	33,621	31,653	16,510	16,095
Advertising	33,210	46,733	15,336	22,831
Professional fees	32,102	34,253	15,653	18,074
Cleaning services	24,506	27,805	11,226	13,355
Transport	22,169	24,908	10,610	12,020
Leases	19,077	25,120	6,306	11,168
Insurance	13,694	19,727	6,792	9,766
Credit loss expense (Nota 7.1)	7,602	9,686	3,493	5,822
Commissions	6,215	7,469	2,961	3,423
Legal expenses	5,957	3,044	2,407	929
Other provision expenses	5,315	4,797	3,084	2,667
Outsourced employees	4,816	8,030	2,439	4,262
Cleaning and cafeteria	4,753	4,561	2,441	2,217
Other commissions	4,002	4,011	1,949	1,862
Packaging and marking materials	3,821	5,422	2,548	3,114
Stationery, supplies and forms	3,354	3,335	1,808	1,909
Ground transportation	1,818	2,084	789	917
Travel expenses	1,569	1,698	741	847
Contributions and memberships	450	563	360	319
Éxito Media collaboration agreement	316	-	294	-
Seguros Éxito collaboration agreement	73	3,324	73	2,566
Services	30	308	14	9
Autos Éxito collaboration agreement	-	166	-	-
Others	153,750	137,565	79,793	69,913
Total distribution, administrative and selling expenses	1,405,718	1,481,080	669,678	720,435
Distribution expenses	960,328	986,762	452,878	483,247
Administrative and selling expenses	60,407	82,761	28,942	34,495
Employee benefit expenses	384,983	411,557	187,858	202,693

Note 29. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Wages and salaries	328,614	347,289	159,541	171,057
Contributions to the social security system	4,921	5,642	2,478	2,727
Other short-term employee benefits	17,879	20,168	9,189	9,906
Total short-term employee benefit expenses	351,414	373,099	171,208	183,690

Post-employment benefit expenses, defined contribution plans	28,442	31,063	14,040	14,997
Post-employment benefit expenses, defined benefit plans	1,428	1,407	818	793
Total post-employment benefit expenses	29,870	32,470	14,858	15,790

Termination benefit expenses	730	496	(70)	227
Other long-term employee benefits	161	104	79	76
Other personnel expenses	2,808	5,388	1,783	2,910
Total employee benefit expenses	384,983	411,557	187,858	202,693

The cost of employee benefits included in the cost of sales is shown in Note 10.2.

Note 30. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Recovery allowance for expected credit losses (Note 7.1)	7,069	6,641	3,610	4,439
Recovery of other provisions	6,875	176	6,219	-
Other indemnification (1)	3,559	2,573	1,848	1,761
Recovery of provisions for legal proceedings	2,191	3,647	754	3,223
Recovery of employee liabilities	1,609	7,498	217	7,498
Recovery of costs and expenses from taxes other than income tax	929	1,184	892	852
Insurance indemnification	171	1,050	145	639
Reimbursement of tax-related costs and expenses	-	241	-	241
Recovery from restructuring processes	-	1,685	-	1,685
Total other operating revenue	22,403	24,695	13,685	20,338

(1)	It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $3,287 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Restructuring expenses	-	(29,991)	-	(13,847)
Other provisions (1)	-	(5,195)	(794)	-
Others (2)	(1,004)	(13,546)	(90)	(3,500)
Total other operating expenses	(1,004)	(48,732)	(884)	(17,347)

(1)	It corresponds to the stores and shops closure plan.

(2)	It corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,540)	-	(2,698)
Fees for projects for the implementation of norms and laws	-	(1,205)	-	(70)
Corporate projects	(210)		(90)	-
Severance expenses	(328)		-	-
Closed stores expenses	(466)		-	-
Others	-	(801)	-	(732)
Total others	(1,004)	(13,546)	(90)	(3,500)

Other net (loss) income

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain on sale of property, plant and equipment	7,289	1,644	304	1,594
Gain from the early termination of lease contracts	1,719	1,126	1,042	1,126
(Loss) on derecognition of right-of-use assets	(32)	(9)	-	(64)
(Loss) from write-off of property, plant and equipment, intangible, Property investments and other assets	(1,564)	(5,718)	(257)	(1,853)
Total other net (loss) income	7,412	(2,957)	1,089	803

Note 31. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain from foreign exchange differences	32,735	32,974	14,371	(13,887)
Gain from liquidated derivative financial instruments	3,764	3,976	2,748	2,923
Interest in income on cash and cash equivalents (Note 6)	2,142	1,952	199	(8)
Gains from valuation of derivative financial instruments	322	21,324	(1,055)	10,052
Interest in financial lease investment	208	205	104	100
Other financial income	509	1,372	248	565
Total financial income	39,680	61,803	16,615	(255)
Interest expense on loan and borrowings (Note 19)	(78,018)	(101,553)	(38,633)	(53,118)
Interest expense on lease liabilities (Note 14.2)	(77,127)	(74,680)	(39,496)	(37,232)
Loss from liquidated derivative financial instruments	(16,837)	(21,009)	(5,556)	(12,030)
(Loss) from foreign exchange differences	(14,726)	(51,719)	(8,364)	(2,928)
Loss from valuation of derivative financial instruments	(9,958)	(1,002)	(2,843)	9,694
Commission expenses	(2,288)	(3,493)	(785)	(1,334)
Factoring expenses	(15)	(21,912)	-	(9,755)
Other financial expenses	(1,613)	(2,178)	(840)	(1,141)
Total financial expenses	(200,582)	(277,546)	(96,517)	(107,844)
Net financial result	(160,902)	(215,743)	(79,902)	(108,099)

Note 32. Participation in the results of subsidiaries and joint ventures accounted for using the equity method.

The result of participation in the results of subsidiaries and joint ventures accounted for using the equity method is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Spice Investments Mercosur S.A.	175,863	108,203	84,397	48,590
Patrimonio Autónomo Viva Malls	51,151	42,278	36,316	30,308
Compañía de Financiamiento Tuya S.A.	19,885	(51,527)	10,988	(27,753)
Transacciones Energéticas S.A.S. E.S.P.	11,135	722	(273)	214
Éxito Industrias S.A.S.	10,311	10,664	6,037	6,094
Logística, Transportes y Servicios Asociados S.A.S.	7,365	3,262	4,234	821
Puntos Colombia S.A.S.	5,536	3,982	3,803	1,887
Almacenes Éxito Inversiones S.A.S.	4,441	3,190	2,452	1,795
Éxito Viajes y Turismo S.A.S.	1,251	1,661	514	921
Depósitos y Soluciones Logísticas S.A.S.	6	(2)	3	(2)
Gestión y Logística S.A.	3	15	9	14
Patrimonio Autónomo Iwana	(59)	(82)	(11)	(24)
Marketplace Internacional Éxito y Servicios S.A.S.	(319)	(388)	(276)	(171)
Sara ANV S.A.	(1,008)	(877)	(448)	(496)
Onper Investments 2015 S.L.	(42,517)	(19,869)	(22,820)	(20,983)
Total	243,044	101,232	124,925	41,215

Note 33. Earnings per share

The basic earnings per share is calculated based on the weighted average number of shares outstanding for each category during the period.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending June 30, 2025, and June 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit (loss) attributable to holders of ordinary equity instruments (basic)	240,012	(56,598)	146,865	(18,735)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share (in Colombian pesos)	184.93	(43.61)	113.16	(14.43)

In the comprehensive income:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit attributable to holders of ordinary equity instruments (basic)	33,025	47,304	59,639	39,853
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings per share (in Colombian pesos)	25.45	36.45	45.95	30.71

Note 34. Impairment of assets

As of June 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 7).

As of December 31, 2024, the Company performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	8,688	8,227	10,107	9,618
Equity investments (Note 11)	1,437	1,437	1,437	1,437
Forward contracts measured at fair value through income (Note 11)	328	328	4,469	4,469
Forward contracts denominated as hedge instruments (Note 11)	-	-	-	-
Investments in private equity funds (Note 11)	381	381	402	402
Non-financial assets
Investment property (Note 13)	63,744	113,888	64,177	113,888
Property, plant and equipment, and investment property held for sale (Note 40)	2,645	4,378	2,645	4,378
Financial liabilities
Loans and borrowings (Note 19)	1,741,205	1,740,034	1,681,847	1,680,222
Forward contracts measured at fair value through income (Note 24)	6,668	6,668	1,174	1,174
Forward contracts denominated as hedge instruments (Note 24)	684	684	278	278

To estimate the fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for VIS housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Equity investments	Level 2	Quoted market prices	The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.	N/A

Investment property	Level 3	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flows (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.	Tasa de descuento (11,25% –19,49%) Tasa de vacancia (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

Investment property	Level 3	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Investment property	Level 3	Replacement cost method	The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected—is assessed, which is referred to as depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities and leases measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile

Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1, level 2 and level 3 hierarchies occurred during the period ended June 30, 2025.

Note 36. Contingencies

Contingent assets

There are no contingent assets to be disclosed as of June 30, 2025.

Contingent liabilities

The following are the contingent liabilities as of June 30, 2025, and December 31, 2024:

a. The following legal proceedings are being carried out with the aim of ensuring that the Company does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,872 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, the Company received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $2,877 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,342 (December 31, 2024 - $3,291).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,876 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,757 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

b.	Guarantees

-	The Company granted a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of June 30, 2025, the amount totals $3,967 (December 31, 2024: $3,967).

-	The Company granted a bank guarantee until July 10, 2025, to the third party Bacninh Manufacture and Trading CO., LTD., in order to secure the payment of merchandise purchases (goods and supplies) for $89.

-	The Company granted a bank guarantee until August 10, 2025, to the third party SINOGLAS, in order to secure the payment of merchandise purchases (goods and supplies) for $621.

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 the Company has provided certain guarantees to these third parties as joint debtors on behalf of some of its subsidiaries. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. The Company acts as a joint debtor for the Patrimonio Autónomo of Viva Barranquilla Shopping Center	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders’ Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of COP 21.11 per share. The amount paid during the period ended June 30, 2025, totaled $27,407.

At the General Shareholders’ Meeting of the Company held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of COP 50.49 per share. The amount paid during the annual period ended December 31, 2024, totaled $65,502.

Note 38. Seasonality of transactions

The Company’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, the Company adequately disclosed its capital and financial risk management policies in the separate financial statements presented at the end of that year. No changes have been made to these policies during the period ended June 30, 2025.

Note 40. Assets held for sale

The Company’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for the Company. As a result of this plan, some of the investment properties were classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	June 30, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 41. Subsequent Events

Almacenes Éxito S.A. granted its subsidiary Libertad S.A. a bank guarantee in the amount of USD 35 million for a period of 5 years, as part of a transaction aimed at supporting the restructuring of its debt and optimizing its financial costs.